Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-166185, 333-182798 and 333-186499 on Form S-8 and Registration Statement No. 333-179366 on Form S-3 of Chambers Street Properties of our report dated March 22, 2013, with respect to the consolidated balance sheets of Duke/Hulfish LLC and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, members’ equity, and cash flows for the three-year period ended December 31, 2012, and the related financial statement Schedule III, which report appears in the December 31, 2012 Annual Report on Form 10-K of Chambers Street Properties.

/s/ KPMG LLP

Indianapolis, Indiana

March 22, 2013